UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

001-36788
SEC FILE NUMBER

CUSIP NUMBER

(Check One):

☐ Form 10-K  ☐ Form 20-F  ☐  Form 11-K   ☒ Form 10-Q ☐ Form 10-D  ☐  Form N-SAR  ☐ Form N-CSR

For Period Ended: September 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:

Exela Technologies, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

2701 E. Grauwyler Rd.

City, State and Zip Code:

Irving, TX 75061

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Exela Technologies, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2023 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reason described below.

As disclosed in the Company’s Current Report on Form 8-K filed on April 10, 2023, the Company’s previous independent registered public accounting firm declined to stand for re-appointment for 2023 and agreed to remain the Company’s independent registered public accounting firm until completion of its review of the consolidated interim financial statements of the Company and subsidiaries as of and for the period ended March 31, 2023. On October 24, 2023, the Audit Committee of the Board of Directors of the Company approved the engagement of EisnerAmper LLP (“EisnerAmper”) as the Company’s new independent registered public accounting firm. EisnerAmper must complete its review of the unaudited interim financial information presented in the Form 10-Q under PCAOB Auditing Standard 4105, Reviews of Interim Financial Information (“AS 4105”), as required by Securities and Exchange Commission rules. Once EisnerAmper completes its AS 4105 review of this unaudited interim financial information and the unaudited financial information for applicable prior periods, the Company will file the Form 10-Q, as soon as practicable.

The Company does not currently anticipate that it will be able to file Form 10-Q on or before the fifth calendar day following the prescribed filing date as a result of the circumstances described above.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Matthew T. Brown	(844)	935-2832
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Company did not file the Quarterly Report on Form 10-Q for the period ended June 30, 2023.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Exela Technologies, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 13, 2023	By:	/s/ Matthew T. Brown
	Name:	Matthew T. Brown
	Title:	Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).